Exhibit 99.2

Management's Discussion and Analysis

Third Quarter Ended September 30, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2019

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Aurinia" or the "Company", refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.
The following MD&A provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2019 and our annual MD&A and audited financial statements for the year ended December 31, 2018. All amounts are expressed in United States ("US") dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of November 12, 2019.
The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements including International Accounting Standard 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on November 12, 2019. This MD&A has been prepared with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as "anticipate", "believe", "intend", "expect", "goal", "may", "outlook", "plan", "seek", "project", "should", "strive", "target", "could", "continue", "potential" and "estimated", or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.
Securities laws encourage companies to identify forward-looking statements so that investors can get a better understanding of our future prospects and make informed investment decisions. These statements, made in this MD&A, may include, without limitation:

•	our belief that we have sufficient cash resources to adequately fund operations;

•	our belief that the Phase 2b lupus nephritis ("LN") AURA- LV ("AURA") clinical trial had positive results;

•
our belief that the totality of data from both the Phase 3 LN ("AURORA") and AURA clinical trials can potentially serve as the basis for a New Drug Application ("NDA") submission with the U.S. Food and Drug Administration ("FDA") following a successful completion of the AURORA clinical trial;

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our belief that confirmatory data generated from the single AURORA clinical trial and the completed AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such, including the NDA submission in the United States;

•	our belief that granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our belief in the duration of patent exclusivity for voclosporin and that the patents owned by us are valid;

•	our belief in receiving extensions to patent life based on certain events or classifications;

•	our plans and expectations and the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our current forecast for the cost of the AURORA clinical trial and the AURORA 2 extension study;

•
our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	our belief of the key potential benefits of voclosporin in the treatment of LN and other podocytopathies;

•	our belief that voclosporin has the potential to improve near and long-term outcomes in LN when added to mycophenolate mofetil ("MMF");

•
our belief that the confirmatory drug-drug interaction study (a "DDI study") between voclosporin and MMF adds to our knowledge of voclosporin in a multi-targeted therapeutic approach and should have no impact on the potential approval of voclosporin;

•
our belief that it may be possible for the Aurinia dry eye study ("AUDREY") to act as one of the two pivotal clinical studies that would support approval by the FDA of VOS for the treatment of keratoconjunctivitis sicca ("Dry Eye Syndrome" or "DES").

•
our belief that the voclosporin modification of a single amino acid of the cyclosporine molecule, may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring;

•	our target launch date for voclosporin as a treatment for LN in the United States, if approved, in early 2021;

•	our belief in voclosporin being potentially a best-in-class calcineurin inhibitor ("CNI") with robust intellectual property exclusivity and benefits over existing commercially available CNIs;

•	our belief that CNIs are a mainstay of treatment for DES;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including DES and focal segmental glomerulosclerosis ("FSGS");

•	the timing for completion of enrollment and for data availability for our Phase 2 clinical study for voclosporin in FSGS patients;

•	the anticipated commercial potential of voclosporin for the treatment of LN, DES and FSGS;

•	our plan to expand the voclosporin renal franchise to include FSGS;

•	our belief that the expansion of the renal franchise could create significant value for shareholders;

•	our belief that voclosporin, in combination with MMF, has the potential to significantly improve complete renal response rates in LN versus current standard of care;

•
our expectation to have top-line safety and efficacy data for the AURORA Phase 3 trial in by the end of 2019 and our belief that this trial will provide additional data regarding voclosporin benefit and risk in LN;

•	our expectation that the costs to complete the AURORA trial are estimated to be in the range of $7.0 million to $9.0 million;

•	our anticipation of interim date readouts for the Phase 2 proof-of-concept study in FSGS in the second half of 2020;

•	our intention to use the net proceeds from financings for various purposes;

•	our belief that we will have a positive pre-NDA meeting with the FDA, which we anticipate will occur in the first quarter of 2020;

•
our belief that our current financial resources are sufficient to fund our existing LN program including the AURORA trial and the AURORA 2 extension study, complete the NDA submission to the FDA, conduct the ongoing Phase 2 study for FSGS, conduct the AUDREY clinical trial, and fund operations into the fourth quarter of 2020;

•	our current plan to complete the NDA, including the clinical module, in the second quarter of 2020;

•	our expectation that the AURORA 2 extension study will be completed by the end of 2021 with estimated costs left to be incurred in the range of $18.0 million to $20.0 million;

•	our expectation that top-line results from the AUDREY clinical trial will become available during the second half of 2020;

•	our belief that the AUDREY clinical trial may act as one of the two pivotal clinical studies that would support approval by the FDA for the treatment of DES;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	statements concerning partnership activities and health regulatory discussions;

•	statements concerning the potential market for voclosporin;

•	our ability to take advantage of financing opportunities if and when needed;

•	our belief that voclosporin ophthalmic solution ("VOS") has the potential to compete in the multi-billion-dollar human prescription dry eye market;

•	our intention, if needed, to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our products;

•
our estimation that expenses related to our agreements with our clinical research organizations ("CRO"), and other third-party service providers for our R&D activities, excluding purchase obligations, will be in the range of $25-$30 million over the next twelve months;

•	our belief that additional patents may be granted worldwide based on our filings under the Patent Cooperation Treaty ("PCT");

•
our belief that patents corresponding to United States Patent No. 10,286,036 issued to Aurinia covering dosing protocol, with corresponding FDA granted label, for voclosporin in LN, could be granted with similar claims in all major global pharmaceutical markets;

•	our strategy to become a global biopharmaceutical company;

•	our plan to conduct a study with pediatric patients.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•
the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labelling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with our clinical trials;

•	the assumption that regulatory requirements and commitments will be maintained;

•
the assumption that we will be able to meet Good Manufacturing Practice ("GMP") standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions on the market;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.
It is important to know that:

•
actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

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forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

The factors discussed below and other considerations discussed in the Risk Factors section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

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the need for additional capital in the future to continue to fund our development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	competition;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•
difficulties in meeting GMP standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency, FDA and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend our patent portfolio for voclosporin;

•	our patent portfolio not covering all of our proposed uses of voclosporin;

•	the uncertainty that the FDA will approve the use of voclosporin for LN and that the label for such use will follow the dosing protocol pursuant to US Patent No. 10,286,036 granted on May 14, 2019;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the LN business may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	competitors may arise with similar products;

•	product liability, patent infringement and other civil litigation;

•	injunctions, court orders, regulatory and other enforcement actions;

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we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development, distribution, and commercialization of our product.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as require by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information on risks and uncertainties in respect of the Company and its business, please see the "Risks and Uncertainties" section of this MD&A.
Additional information related to Aurinia, including its most recent Annual Information Form ("AIF"), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com or the U.S. Securities and Exchange Commission’s ("SEC") Electronic Document Gathering and Retrieval System ("EDGAR") website at www.sec.gov/edgar.

OVERVIEW
THE COMPANY
Aurinia is a late clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS.
Our head office is located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Our registered office is located at #201, 17873-106A Avenue, Edmonton, Alberta T5S 1V8 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our Common Shares (the "Common Shares") are currently listed and traded on the NASDAQ Global Market ("NASDAQ") under the symbol "AUPH" and on the Toronto Stock Exchange under the symbol "AUP".
We have two wholly-owned subsidiaries: Aurinia Pharma U.S., Inc., (Delaware incorporated) and Aurinia Pharma Limited (United Kingdom incorporated).

BUSINESS OF THE COMPANY
We are currently developing voclosporin, an investigational drug, for the potential treatment of LN, DES and FSGS. Voclosporin is novel and potentially best-in-class CNI with clinical data in over 2,600 patients across various indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).
Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near and long-term outcomes in LN when added to MMF although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes disease modifying podocytes, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule. This modification may result in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and easier dosing without the need for therapeutic drug monitoring. Clinical doses of voclosporin studied to date range from 13 - 70 mg administered twice a day ("BID"). The mechanism of action of voclosporin has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.
Based on our Phase 2 trial, AURA, we believe voclosporin, in combination with MMF, has the potential to significantly improve complete renal response rates in LN versus the current standard of care. Complete renal response is the required regulatory endpoint. Our Phase 3 trial, AURORA, has been designed to provide additional data regarding voclosporin benefit/risk in LN.
The topical formulation of voclosporin, VOS, is an aqueous, preservative free nanomicellar solution intended for use in the treatment of DES. On October 30, 2019 we announced the initiation of patient enrollment into our Phase 2/3 AUDREY™ clinical trial evaluating VOS for the potential treatment of DES. A detailed discussion of our DES program is provided in the "Clinical and Corporate Developments in 2019" section of this MD&A. A Phase 2a study was previously completed with results released in January, 2019. Previously, a Phase 1 study with healthy volunteers and patients with DES was also completed as were studies in rabbit and dog models.
Legacy CNIs have demonstrated efficacy for a number of conditions, including transplant, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use and tolerability. Some clinical complications of legacy CNIs include hypertension, hyperlipidemia, diabetes, and both acute and chronic nephrotoxicity.
Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN versus marketed CNIs are:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and potentially fewer off target effects;

•	limited inter and intra patient variability, allowing for easier dosing without the need for therapeutic drug monitoring;

•	less cholesterolemia and triglyceridemia than cyclosporine A; and
•limited incidence of glucose intolerance and diabetes at therapeutic doses compared to tacrolimus.
Our target launch date for voclosporin as a treatment for LN in the United States, if approved, is early 2021.
LN
LN is an inflammation of the kidney caused by systemic lupus erythematosus ("SLE") and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate ("eGFR"), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. In 2004, a study indicated rapid control and reduction of proteinuria in LN patients measured at six months showed a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease ("ESRD") within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. In 2009, mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per year per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per year per patient.
DES
DES is characterized by irritation and inflammation that occurs when the eye's tear film is compromised by reduced tear production, imbalanced tear composition, or excessive tear evaporation. The impact of DES ranges from subtle, yet constant eye irritation to significant inflammation and scarring of the eye's surface. Discomfort and pain resulting from DES can reduce quality of life and cause difficulty reading, driving, using computers and performing daily activities. DES is a chronic disease. There are currently three FDA approved prescription therapies for the treatment of dry eye, two of which are CNIs; however, there is opportunity for potential improvement in the effectiveness of therapies by enhancing tolerability, onset of action and alleviating the need for repetitive dosing. A 2017 publication estimated there were approximately 16 million diagnosed patients with DES in the United States.
FSGS
FSGS is a rare disease that attacks the kidney’s filtering units (glomeruli) causing serious scarring which leads to permanent kidney damage and even renal failure. FSGS is one of the leading causes of Nephrotic Syndrome ("NS") and is identified by biopsy and proteinuria. NS is a collection of signs and symptoms that indicate kidney damage, including large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response (measured by reduction of proteinuria) is thought to be critical to long-term kidney health in patients with FSGS.
FSGS is likely the most common primary glomerulopathy leading to ESRD. The incidence of FSGS and ESRD due to FSGS are increasing although precise estimates of incidence and prevalence are difficult to determine. According to NephCure Kidney International, more than 5,400 patients are diagnosed with FSGS every year; however, this is considered an underestimate because a limited number of biopsies are performed. The number of FSGS cases are rising more than any other cause of NS and the incidence of FSGS is increasing through disease awareness and improved diagnosis.  FSGS occurs more frequently in adults than in children and is most prevalent in adults 45 years or older. FSGS is most common in people of African American and Asian descent. It has been shown that the control of proteinuria is important for long term dialysis-free survival of these patients. Currently, there are no approved therapies for FSGS in the United States or the European Union.

STRATEGY
Our business strategy is to optimize the clinical and commercial value of voclosporin and become a global biopharma company with a focused renal and immune related franchise.  This includes the expansion of a potential renal franchise with additional renal indications and the exploitation of voclosporin in novel formulations for treatment of autoimmune related disorders.
We have strategically developed a plan to expand our voclosporin renal franchise to include FSGS. Additionally, we are also furthering development of VOS for the treatment of DES. The advancement of these new indications, in addition to LN, represents an expansion of our pipeline and commercial opportunities.
The key elements of our corporate strategy include:

•	advancing voclosporin through the AURORA Phase 3 clinical trial with anticipated results from this trial by the end of 2019 and the AURORA 2 extension study;

•	conducting a Phase 2 proof of concept study for the additional renal indication of FSGS; and

•	conducting a Phase 2/3 clinical trial ("AUDREY™") of VOS for the treatment of DES.

CLINICAL AND CORPORATE DEVELOPMENTS IN 2019
AURORA Phase 3 Clinical Trial in LN
We achieved a significant milestone on September 25, 2018 with the completion of enrollment for our AURORA Phase 3 clinical trial. The target enrollment of 324 patients was surpassed due to high patient demand with 358 LN patients randomized in sites across 27 countries. AURORA is a 56-week trial (52-week primary endpoint and a four-week follow-up period) and on October 16, 2019 we announced that the last patient study visit in AURORA had occurred. We remain on track to report safety and efficacy results from AURORA by the end of 2019.
We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for an NDA submission with the FDA following a successful completion of the AURORA clinical trial. Under voclosporin’s fast-track designation we intend to utilize a rolling NDA process which will allow us to begin the submission process following acceptance of our plan at the pre-NDA meeting with the

FDA, which we anticipate will occur in the first quarter of 2020. The rolling NDA process will commence with the filing of the non-clinical module to be followed by the chemistry, manufacturing and controls module as soon as practicable. We expect to complete the NDA, including the clinical module, by the end of the second quarter of 2020.
The AURORA clinical trial is a global double-blind, placebo-controlled study (designed with target enrollment of 324 patients) to evaluate whether voclosporin added to background therapy of MMF can increase overall renal response rates in the presence of low dose steroids.
Patients were randomized 1:1 to either of: (i) 23.7 mg voclosporin BID and MMF, or (ii) MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA is comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 44-52); and

•	no administration of rescue medications.
Patients completing the AURORA trial had the option to roll over into a 104-week blinded extension study (the "AURORA 2 extension study"). During the second quarter ended June 30, 2018, the first patients commenced rolling over into the AURORA 2 extension study. The data from the AURORA 2 extension study will allow us to assess the long-term benefit/risk of voclosporin in LN patients, however, this study is not a requirement for potential regulatory approval for voclosporin. Data from the AURORA 2 extension study assessing long-term outcomes in LN patients should be valuable in a post-marketing setting and for future interactions with various regulatory authorities.
We also plan to begin the process of evaluating voclosporin in pediatric patients after completion of the study report for AURORA.
Drug-Drug Interaction Study
On November 7, 2019 we announced the completion of a FDA-requested clinical DDI study in patients with lupus that investigated the potential effect of voclosporin on blood levels of mycophenolate acid ("MPA") the active metabolite of MMF, in patients with lupus. We believe that MMF, also known as CellCept® is considered by treating physicians to be part of the current standard of care for LN in the United States.
This DDI study aimed to measure and potentially quantify, the impact voclosporin may have on MPA blood levels when given concomitantly with MMF in patients with lupus. The study results indicate that the co-administration of voclosporin with MMF had no clinically significant impact on MPA blood concentrations. In past studies, it was reported that the legacy CNIs inhibit the multidrug-resistance-associated protein 2 (MRP-2) transporter in the biliary tract thereby preventing the excretion of mycophenolic acid glucuronide (MPAG) into the bile leading to the enterohepatic recirculation of MPA. This adverse impact of cyclosporine on MPA pharmacokinetics has resulted in a 30 - 50% reduction in MPA exposure when used in combination.
Phase 2/3 DES Clinical Trial
On October 31, 2019 we announced the initiation of patient enrollment into the AUDREY™ clinical trial evaluating VOS for the potential treatment of DES.
This study will include certain critical regulatory requirements that the FDA has traditionally required for DES product approval, these requirements include both dose-optimization requirements along with a comparison versus the nanomicellar vehicle.
The AUDREY clinical trial is a United States based randomized, double-masked, vehicle-Controlled, dose ranging study to evaluate the efficacy and safety of VOS in subjects with DES and will enroll approximately 480 subjects. The study will consist of four arms and encompass a 1:1:1:1 randomization schedule to either 0.2% VOS, 0.1% VOS, 0.05% VOS or vehicle, subjects will be dosed twice daily for 12 weeks.
The primary outcome measure for the trial is the proportion of subjects with ≥10mm improvement in Schirmer Tear Test ("STT ") at 4 weeks.
Secondary outcome measures will include STT at other time points, including at 12 weeks, Fluorscein Corneal Staining ("FCS") at multiple time points, change in eye dryness, burning/stinging, itching, photophobia, eye pain and foreign body sensation at multiple time points, and additional safety endpoints.
Top-line results from the AUDREY clinical trial are anticipated during the second half of 2020.
We believe that it may be possible for the AUDREY trial to act as one of the two pivotal clinical studies that would support approval by the FDA of VOS for the treatment of DES.
Animal safety toxicology studies were previously completed in rabbit and dog models, and additional longer-term animal safety toxicology studies are also currently being conducted.
Phase 2a DES Study
On January 22, 2019 we released results for our exploratory Phase 2a head-to-head study evaluating the efficacy, safety and tolerability of VOS (voclosporin 0.2%) versus cyclosporine ophthalmic emulsion 0.05% (Restasis®) for the treatment of DES. The study was initiated in July of

2018 and full enrollment was achieved in the fourth quarter of 2018. We believe CNIs are a mainstay of treatment for DES. The goal of this program is to develop a best-in-class treatment option.
In this exploratory Phase 2a study:

▪	VOS showed statistical superiority to cyclosporine ophthalmic emulsion 0.05% on FDA-accepted objective signs of DES. This statistical superiority was seen in as quickly as in two weeks.

▪	42.9% of VOS subjects vs 18.4% of cyclosporine ophthalmic emulsion 0.05% subjects (p=.0055) demonstrated ≥ 10mm improvement in STT at Week 4.

▪
Primary endpoint of drop discomfort at 1-minute on Day 1 was not met. However, no statistical difference between VOS and Restasis® was shown, as both exhibited low drop discomfort scores. Both drugs were well-tolerated. Of note, voclosporin was given at four times the dose as cyclosporine with no additional drop discomfort as measured by the drop discomfort scores at one and five minutes after application.

On the key pre-specified secondary endpoints of STT (an objective measure of tear production), and FCS (an objective measure of structural damage to the cornea), which are FDA-accepted efficacy endpoints, VOS showed rapid and statistically significant improvements over cyclosporine ophthalmic emulsion 0.05% at Week 4 (STT: p=.0051; FCS: p=.0003).
This 100-patient, double-masked, head-to-head study was designed to evaluate the efficacy, safety and tolerability of VOS versus cyclosporine ophthalmic emulsion 0.05% in subjects with DES. Both arms of the study received either VOS or cyclosporine ophthalmic emulsion 0.05% (1:1) BID, in both eyes, for 28 days. Key pre-specified secondary endpoints, which are FDA-accepted endpoints, include STT, FCS, and assessments of dry eye symptoms. Improvements in STT and FCS are considered by regulators to be two of the most clinically meaningful measures of efficacy in this disease.
With the results seen in our Phase 2a exploratory study in terms of efficacy, we believe that VOS has a differentiated product profile with a long patent life that has the potential to compete favorably in the billion dollar human prescription dry eye market.

4-Week Pre-Specified Efficacy Endpoints (Signs)*	VOS	Restasis®	p-value vs. Restasis®
Schirmer Tear Test (STT) (mm LS mean increase from baseline)	8.6	3.3	.0051
% of subjects showing ≥ 10mm improvement in STT (basis of FDA approval for other CNIs and an improvement is considered to be clinically significant)	42.9%	18.4%	.0055
Fluorescein Corneal Staining (FCS) (reduction in staining is clinically significant)	-2.2	-0.2	.0003
*worst eye
Both treatment arms also demonstrated substantial and statistically significant improvements on the symptom assessment in dry eye score from baseline to Week 4.
No serious adverse events were reported in the study, and there were no unexpected safety signals. All adverse events were mild to moderate and the majority of patients had no adverse events.
FSGS
As with other proteinuric kidney diseases, loss of podocyte function is a key feature of disease progression in FSGS. The disease has straightforward metrics where an early clinical response, determined by reduction in proteinuria, correlates with favorable long-term outcomes. Based on our clinical data in LN which demonstrated that voclosporin decreased proteinuria and the beneficial effects of CNIs on podocytes, we believe voclosporin has the potential to benefit patients with FSGS. In addition, voclosporin has a favorable metabolic profile and consistent predictable dose response potentially eliminating the need for therapeutic drug monitoring which are substantial advantages over legacy CNIs which are used off label primarily as second line immunotherapy in FSGS. Our Phase 2 proof-of-concept study in FSGS, which was designed as an open-label study of approximately 20 treatment-naive United States patients, was initiated in June 2018. The target population is newly diagnosed and steroid naive patients in a rare disease.
Enrollment in this study, primarily due to the target population patients available, has been slower than originally expected. Two activities have been implemented to enhance enrollment into the study. We have opened up additional sites outside of the United States and amended the protocol to permit entry of subjects who have received limited corticosteroid exposure in the past. Enrollment is ongoing and we and anticipate interim data readouts in the second half of 2020.

Changes to our Board of Directors and Appointment of New Officers
On November 13, 2019 we announced the appointment of Ms. Jill Leversage to our Board of Directors and the resignation of Dr. Hyeuk Joon Lee from our Board of Directors.
Ms. Leversage brings more than 25 years of financial and corporate governance expertise. She began her finance career at Burns Fry Ltd., and has held senior level positions at BMO Financial Group, RBC Capital Markets, and TD Securities. Ms. Leversage has served on a number of public and not-for-profit corporate boards including MAG Silver Corp, RE Royalty Ltd., Insurance Corporate of BC, CMAIO, and the Vancouver Airport Authority. Ms. Leversage is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and also a Chartered Business Valuator(Ret.) of the Canadian Institute of Chartered Business Valuators.
On July 22, 2019, we announced the appointments of Mr. Max Donley, MBA as Executive Vice President of Internal Operations and Strategy and Glenn Schulman, PharmD, MPH as Senior Vice President of Corporate Communications and Investor Relations.
Mr. Donley most recently led Human Resources, Information Technology and Facilities at Senseonics. Prior to that, Mr. Donley was Executive Vice President of Global Human Resources, Information Technology, and Corporate Strategy at Sucampo Pharmaceuticals until its acquisition in February 2018. Prior to that, Mr. Donley served as Executive Vice President, Human Resources and Corporate Affairs at MedImmune, where he provided business-integrated leadership and delivered professional tools, programs and services to optimize MedImmune’s human capital investments worldwide.
Dr. Glenn Schulman is a healthcare professional with nearly 20 years of advising biotech and life science companies. Prior to joining Aurinia, Dr. Schulman led Corporate Communications and Investor Relations at Achillion Pharmaceuticals, Inc. (NASDAQ: ACHN). Prior to Achillion, Dr. Schulman held positions of increasing responsibility at CuraGen Corp. where he was responsible for all aspects of corporate and medical communications, investor and public relations.
Patents and Notice of Allowance
On February 25, 2019, we announced that we had received a notice of allowance (the "Notice of Allowance") from the US Patent and Trademark Office (the "USPTO") for claims directed at our novel voclosporin dosing protocol for LN (US patent application 15/835,219, entitled "PROTOCOL FOR TREATMENT OF LUPUS NEPHRITIS").
The allowed claims broadly cover the novel voclosporin individualized flat-dosed pharmacodynamic treatment protocol adhered to and required in both the previously reported Phase 2 AURA clinical trial and our ongoing Phase 3 confirmatory AURORA clinical trial. Notably, the allowed claims cover a method of modifying the dose of voclosporin in patients with LN based on patient specific pharmacodynamic parameters.
This Notice of Allowance concluded a substantive examination of the patent application at the USPTO. After administrative processes were completed and fees were paid, on May 14, 2019 Aurinia was granted US Patent No. 10,286,036 with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol, the issuance of this patent will expand the scope of intellectual property protection for voclosporin, which already includes manufacturing, formulation, synthesis and composition of matter patents.
We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of corresponding claims in the treaty countries which include all the major global pharmaceutical markets.
As we have been focused on LN and with the potential extended expansion of our intellectual property until 2037, expanding our scope to include other proteinuric renal diseases is synergistic with our current strategy and long-term vision.

RESULTS OF OPERATIONS
For the three months ended September 30, 2019, we reported a consolidated net loss of $19.04 million or $0.21 loss per Common Share, as compared to a consolidated net loss of $18.34 million or $0.21 loss per Common Share for the three months ended September 30, 2018.
On a year-to-date basis, we recorded a consolidated net loss of $47.37 million or $0.52 per share for the nine months ended September 30, 2019, compared to a consolidated net loss of $49.53 million or $0.59 per Common Share for the nine months ended September 30, 2018.
The lower consolidated net loss for the nine months ended September 30, 2019 was due primarily to recording a non-cash decrease in estimated fair value of derivative warrant liabilities on revaluation of $6.86 million for the nine months ended September 30, 2019 compared to recording an increase of $9.36 million for the same period in 2018.
We record the non-cash changes in derivative warrant liabilities based on fair value revaluation each quarter. These revaluations fluctuate based primarily on the market price of our Common Shares. An increase in the market price of our shares results in an increase in estimated fair value of derivative warrant liabilities (increase in loss) on revaluation while a decrease results in a decrease in the estimated fair value of derivative warrant liabilities (decrease in loss) on revaluation.
After adjusting for the non-cash impact of the revaluation of the derivative warrant liabilities, the net losses before the changes in estimated fair value of derivative warrant liabilities and income tax expense for the three and nine month periods ended September 30, 2019 were $23.52 million and $54.17 million respectively compared to $13.55 million and $40.17 million for the same periods in 2018.
Revenue
We recorded licensing revenue of $230,000 and $289,000 respectively for the three and nine month periods ended September 30, 2019 compared to $30,000 and $89,000 respectively for the three and nine month periods ended September 30, 2018. The increase reflected the achievement of a second milestone for $200,000 earned in the third quarter ended September 30, 2019 pursuant to the 2017 Merck Animal Health Agreement for Nanomicellar Formulation of voclosporin for the treatment of canine DES. Contract revenue was $Nil for the three and nine month periods ended September 30, 2019 compared to $345,000 for the same periods in 2018.
Research and Development expenses
R&D expenses increased to $17.79 million and $39.57 million respectively for the three and nine month periods ended September 30, 2019 compared to $11.15 million and $30.54 million respectively for the three and nine month periods ended September 30, 2018.
R&D expenses by type of expense were as follows:
CROs and other third party clinical trial expenses were $6.80 million and $20.87 million respectively for the three and nine month periods ended September 30, 2019 compared to $7.87 million and $20.30 million respectively for the three and nine month periods ended September 30, 2018. The increase in these expenses was primarily related to the manufacturing of voclosporin for commercial and investigational use. In addition, higher costs were incurred for the AURORA 2 extension study, completion of the DDI study, preparation costs associated with the planned NDA submission for LN, and initiation of the Phase 2/3 DES clinical study, partially offset by lower AURORA clinical trial costs.
We incurred drug manufacturing and supply costs of $8.68 million and $11.36 million respectively for the three and nine month periods ended September 30, 2019 compared to $1.30 million and $3.75 million respectively for the three and nine month periods ended September 30, 2018. The increase in these expenses primarily reflected the cost of manufacturing of voclosporin for future commercial and investigational use. Under IFRS accounting standards, drug manufacturing costs for commercial purposes which otherwise could be recorded as inventory are currently required to be accounted for as R&D expenses.
Salaries, annual incentive pay accruals and employee benefits increased to $1.41 million and $3.95 million respectively for the three and nine month periods ended September 30, 2019 compared to $1.02 million and $3.15 million respectively for the three and nine month periods ended September 30, 2018. The increase reflected the hiring of 13 additional R&D employees since January 1, 2018, and annual salary increases.
We recorded a non-cash stock compensation expense of $596,000 and $2.21 million respectively for the three and nine month periods ended September 30, 2019 compared to $619,000 and $2.17 million for the three and nine month periods ended September 30, 2018 for stock options granted to R&D personnel.
Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications were $301,000 and $1.18 million respectively for the three and nine month periods ended September 30, 2019 compared to $346,000 and $1.17 million respectively for the three and nine month periods ended September 30, 2018.
Corporate, administration and business development expenses
Corporate, administration and business development expenses were $6.06 million and $14.91 million respectively for the three and nine month periods ended September 30, 2019 compared to $2.92 million and $10.18 million respectively for the three and nine month periods ended September 30, 2018.
Corporate, administration and business development expenses included non-cash stock option expense of $1.43 million and $3.38 million respectively for the three and nine month periods ended September 30, 2019 compared to $887,000 and $3.47 million respectively for the three and nine month periods ended September 30, 2018.
Salaries, payroll accruals and employee benefits (excluding stock compensation expense noted above) were $1.55 million and $4.54 million respectively for the three and nine month periods ended September 30, 2019 compared to $1.08 million and $3.41 million respectively for the three and nine month periods ended September 30, 2018. The increases primarily reflected the hiring of 10 additional staff since January 1, 2018, a signing bonus paid to the new Chief Executive Officer and annual salary increases.
Professional and consulting fees were $1.95 million and $3.94 million respectively for the three and nine month periods ended September 30, 2019 compared to $404,000 and $1.38 million respectively for the three and nine month periods ended September 30, 2018. The increase primarily reflected higher consulting fees in 2019 for strategic review, recruiting, legal, audit, market research and other pre-commercial activities.
Rent, insurance, information technology, communications and other public company operating costs were $631,000 and $1.66 million respectively for the three and nine month periods ended September 30, 2019 compared to $399,000 and $1.31 million respectively for the three and nine month periods ended September 30, 2018. The increases reflected overall higher activity levels, higher staff numbers, and higher director and officer insurance costs commensurate with being a company completing a Phase 3 clinical trial.

Travel, tradeshows, sponsorships and patient advocacy expenses increased to $501,000 and $1.39 million respectively for the three and nine month periods ended September 30, 2019 compared to $157,000 and $602,000 respectively for the three and nine month periods ended September 30, 2018. The increase reflected higher tradeshows, conference, sponsorship, patient advocacy and travel activity levels in 2019 compared to the same periods in 2018.
Finance costs
We incurred finance costs of $149,000 and $338,000 for the three and nine month periods ended September 30, 2019 compared to $128,000 and $234,000 for the three and nine month periods ended September 30, 2018. Finance costs are comprised of interest expense related to the lease liability, revaluation adjustment on the contingent consideration and foreign exchange loss or gain.
Other expenses
We incurred other costs of $Nil and $720,000 for the three and nine month periods ended September 30, 2019 compared to $Nil and $Nil for the three and nine month periods ended September 30, 2018. We incurred costs of $720,000 for the nine months ended September 30, 2019 associated with the successful defense of a proxy contest in connection with our annual general meeting held on June 26, 2019. There was no similar type of expense in 2018. These costs included legal and consulting fees and additional printing, mailing and meeting costs.
Stock-based compensation expense
For stock option plan information, stock option grants and outstanding stock option details refer to note 6 of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019.
We granted 645,000 and 3.73 million stock options for the three and nine month periods ended September 30, 2019 respectively at weighted average exercise prices of $6.02 and $6.16 per Common Share respectively compared to Nil and 2.98 million stock options at weighted average exercise prices of $Nil and $5.28 respectively for the same periods in 2018. For the nine month period ended September 30, 2019 the granted stock options were allocated 2.96 million to corporate, administration and business development personnel, and 763,000 to R&D personnel compared to 1.66 million to corporate, administration and business development personnel, and 1.32 million to R&D personnel for the same periods in 2018.
Application of the fair value method resulted in charges to stock-based compensation expense of $2.02 million and $5.59 million respectively for the three and nine month periods ended September 30, 2019 (2018 - $1.51 million and $5.65 million) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2019, stock-based compensation expense was allocated to R&D expense in the amounts of $596,000 and $2.21 million respectively (2018 - $619,000 and $2.17 million) and corporate, administration and business development expense in the amount of $1.43 million and $3.38 million respectively (2018 - $887,000 and $3.47 million).
The increase in stock option expense recorded as a corporate, administration and business development expense primarily reflected the granting of 2.15 million stock options in 2019 to new employees including 1.6 million stock options to the new Chief Executive Officer, partially offset by the reversal of stock option expense previously recorded related to stock options forfeited in 2019 upon the resignation of our previous Vice President of Public Affairs and the modification as noted below.
In 2019, Dr. Richard Glickman and Aurinia entered into a transition agreement whereby upon his retirement as Chairman of the Board and Chief Executive Officer of Aurinia, Dr. Glickman would continue to provide substantive services as an adviser to the Company for a period of 12 months commencing May 6, 2019. Unvested stock options at May 6, 2019 were modified such that they will vest in equal installments over the next 12 months, subject to Dr. Glickman remaining an adviser to the Company at each of the vesting dates. The transition agreement resulted in 100,000 stock options that would have been forfeited at May 6, 2020 vesting on an accelerated timeline. Therefore, we determined that the amount expensed for such awards to date should be reversed. We recognized these 100,000 stock options as a new grant based on the fair value at the date of the transition agreement which will be expensed as they vest over the transition period. We also revised the allocation over the remaining vesting period (on the basis of one-twelfth per month) to reflect the graded nature of the vesting over the transition period.
Amortization of acquired intellectual property and other intangible assets
Amortization of acquired intellectual property and other intangible assets was $348,000 and $1.04 million respectively for the three and nine month periods ended September 30, 2019 compared to $403,000 and $1.20 million recorded for the same periods in 2018, with no significant change to acquired intellectual property and other intangible assets.
Interest income
We recorded interest income of $636,000 and $2.23 million for the three month and nine month periods ended September 30, 2019 compared to interest income of $691,000 and $1.56 million for the same periods in 2018. The increase for the nine month ended September 30, 2019 was primarily the result of larger amounts invested in interest-bearing instruments and higher average interest rates earned on these instruments.

Change in estimated fair value of derivative warrant liabilities
We recorded a non-cash decrease in estimated fair value of derivative warrant liabilities of $4.51 million and $6.86 million for the three and nine month periods ended September 30, 2019 compared to a non-cash increase of $4.80 million and $9.36 million for the three and nine month periods ended September 30, 2018. These revaluations fluctuate based primarily on the market price of our Common Shares and to a lesser degree on the annualized volatility calculation. Derivative warrant liabilities are more fully discussed in the Critical estimates in applying the Company’s accounting policies section of this MD&A and note 5 (Derivative Warrant Liabilities) to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2019.
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.
The derivative warrant liabilities will ultimately be eliminated on the exercise or forfeiture of the warrants and will not result in any cash outlay by the Company.
Derivative warrant liability related to December 28, 2016 bought deal public offering
On December 28, 2016, we completed a $28.75 million bought deal public offering (the "December Offering"). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one Common Share and one-half (0.50) of a Common Share purchase warrant (a "Warrant"), exercisable for a period of five years from the date of issuance at an exercise price of $3.00 resulting in the issuance of 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the Common Shares underlying the Warrants, or the prospectus contained therein is not available for the issuance of the Common Shares underlying the Warrants to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. There can be no certainty that we will have an effective registration statement in place over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.
There were no warrant exercises for the three or nine months ended September 30, 2019 related to these December 28, 2016 warrants.
At September 30, 2019, there were 3.52 million of the December 28, 2016 Warrants outstanding at an exercise price of $3.00.

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2019, we had cash, cash equivalents and short term investments of $134.54 million compared to $131.49 million as at June 30, 2019 and $125.86 million at December 31, 2018.
We are in the development stage and are devoting the majority of our operational efforts and financial resources towards the clinical development and potential commercialization of our late stage drug, voclosporin, which includes the completion of the AURORA trial. For the nine months ended September 30, 2019, we reported a net loss of $47.37 million for the period and a cash outflow from operating activities of $38.18 million. As at September 30, 2019, we had an accumulated deficit of $463.33 million.
We believe we have sufficient cash to fund the existing LN program, including the AURORA trial and AURORA 2 extension study, complete the NDA submission to the FDA, conduct the ongoing Phase 2 study for FSGS, conduct the AUDREY clinical trial and fund supporting and corporate operations into the fourth quarter of 2020.
Costs to complete the AURORA trial are estimated to be in the range of $7.0 million to $9.0 million. We are also conducting the AURORA 2 extension study which will be completed by the end of 2021 with estimated costs to complete in the range of $18.0 million to $20.0 million.

Sources and Uses of Cash:

(in thousands)	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	$	$	$	$
Cash used in operating activities	(11,775)	(11,327)	(38,177)	(37,996)
Cash generated from (used in) investing activities	(30)	(6,085)	7,812	(16,137)
Cash generated from financing activities	14,851	8	46,937	3,402
Net increase (decrease) in cash and cash equivalents	3,046	(17,404)	16,572	(50,731)
Cash used in operating activities was $11.78 million and $38.18 million respectively for the three and nine month periods ended September 30, 2019 compared to cash used in operating activities of $11.33 million and $38.00 million for the same periods in 2018. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities includes prepaid expenses, deposits and other, and accounts payable and accrued liabilities.
Cash generated from (used in) investing activities primarily related to movements within our short term investment portfolio which was comprised of bonds and treasury notes. As of June 30, 2019, there were no short term investments.
Cash generated from financing activities was $14.85 million and $46.94 million respectively for the three and nine month periods ended September 30, 2019 compared to cash generated from financing activities of $8,000 and $3.40 million for the same periods in 2018.
We received net proceeds of $14.28 million from the September 13, 2019 at-the-market ("ATM") facility and $608,000 from the exercise of stock options for the three months ended September 30, 2019. We received net proceeds of $43.11 million from the two ATM facilities discussed below, upon the issuance of 6.95 million Common Shares, $1.49 million from the exercise of derivative warrants and $2.42 million from the exercise of stock options for the nine month period ended September 30, 2019. Cash generated from financing activities for the nine months ended September 30, 2018 was composed of $3.05 million from the exercise of warrants and $355,000 from the exercise of stock options.
Use of Financing Proceeds
September 13, 2019 At-the-Market facility
On September 13, 2019, we entered into a new open market sale agreement with Jefferies LLC pursuant to which Aurinia will be able to, from time to time, sell, through ATM offerings, such Common Shares as would have an aggregate offering amount of up to $40 million. We filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with SEC, which supplemented Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018.
During the third quarter ended September 30, 2019, we sold 2.35 million Common Shares and received gross proceeds of $15.01 million at a weighted average price of $6.40. We incurred share issue costs of $730,000 including a 3% commission of $450,000 and professional and filing fees of $280,000 directly related to the ATM offering. Sales in the ATM offering were only conducted in the United States through NASDAQ at market prices.
November 30, 2018 At-the-Market facility
On November 30, 2018, we entered into an open market sale agreement with Jefferies LLC pursuant to which Aurinia was able to, from time to time, sell, through ATM offerings, such Common Shares as would have an aggregate offering amount of up to $30 million. We filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the SEC which supplemented Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018.
During the first quarter ended March 31, 2019, we sold 4.61 million Common Shares and received gross proceeds of $30 million at a weighted average price of $6.51. We incurred share issue costs of $1.17 million including a 3% commission of $900,000 and professional and filing fees of $270,000 directly related to the ATM offering. Sales in the ATM offering were only conducted in the United States through NASDAQ at market prices.
March 20, 2017 Offering
On March 20, 2017, we completed an underwritten public offering of 25.64 million Common Shares, which included 3.35 million Common Shares issued pursuant to the full exercise of the underwriters' overallotment option to purchase additional Common Shares, for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.

A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
March 20, 2017 Offering:
R&D activities	123,400	84,412
Working capital and corporate purposes	38,924	17,697
Subtotal:	162,324	102,109

November 30, 2018 ATM offerings	28,830	—

September 13, 2019 ATM offerings	14,280	—
Total:	205,434	102,109

To September 30, 2019, there have been no material variances from how we disclosed we were going to use the proceeds from the above noted offerings and thus, no material impact on the ability to achieve our business objectives and milestones.

CONTRACTUAL OBLIGATIONS
We have the following contractual obligations as at September 30, 2019:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)	More than five years (in thousands)
	$	$	$	$	$
Lease liability	378	125	253	—	—
Lease obligations(1)	294	138	156	—	—
Purchase obligations (2)	13,678	13,576	102	—	—
Accounts payable and accrued liabilities	13,272	13,272	—	—	—
Contingent consideration to ILJIN (3)	4,135	-	3,928	207	—
Total	31,757	27,111	4,439	207	—

(1)	Lease obligations consist of future payments required under our short term facility lease and the variable lease portion of our long term lease.

(2)
We have entered into contractual obligations for services and materials required for the AURORA clinical trial, drug supply and other R&D project activities. The purchase obligations presented represent the minimum amount to exit our contractual commitments.

(3)	Contingent consideration to ILJIN is described in note 4 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2019.
As at September 30, 2019, we are also party to agreements with our CROs and other third party service providers. Corresponding anticipated R&D expenses, excluding purchase obligations noted above, are estimated to be in the range of $25-$30 million over the next twelve months.

RELATED PARTY TRANSACTIONS
Stephen P. Robertson, a partner at Borden Ladner Gervais ("BLG") acts as our corporate secretary. We incurred legal fees in the normal course of business to BLG of $126,000 and $459,000 respectively for the three and nine months ended September 30, 2019 compared to $16,000 and $108,000 respectively for the same periods in 2018. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding fair value of contingent consideration payable to ILJIN SNT Co., Ltd. ("ILJIN") an affiliated shareholder and related party, is the result of an Arrangement Agreement (the "ILJIN Agreement") completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the terms of the ILJIN Agreement, $10 million in contingent consideration would potentially be owed to ILJIN based on the achievement of future pre-defined clinical and marketing milestones. In the third quarter ended September 30, 2019 a pre-defined milestone for $100,000 was achieved and was recorded in accounts payable and accrued liabilities at September 30, 2019. This milestone combined with previous payments of $2.15 million in 2017 has reduced the original contingent consideration of $10 million to $7.75 million at September 30, 2019. The contingent consideration payable to ILJIN is more fully discussed in note 4 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2019.

OFF-BALANCE SHEET ARRANGEMENTS
There are no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.
Critical estimates in applying Aurinia's accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.
The fair value estimates at September 30, 2019 were based on a discount rate of 10% (September 30, 2018 - 10%) and a presumed payment range between 50% and 67.5% (2018 - 50% and 74%). The fair value of this contingent consideration as at September 30, 2019 was estimated to be $4.14 million (September 30, 2018 - $4.03 million) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.
The change in expected timing of milestone payments and passage of time, on revaluation, offset by the achievement of a $100,000 milestone in the third quarter of 2019, resulted in an increase in contingent consideration of $27,000 and $107,000 respectively for the three and nine month periods ended September 30, 2019 compared to an increase in contingent consideration of $93,000 and $242,000 respectively for the three and nine month periods ended September 30, 2018.
This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value ("NPV") of the obligation by approximately $636,000 as at September 30, 2019. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $636,000 as at September 30, 2019. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $146,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $155,000.

•	Derivative warrant liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
We use the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. The impact of changes in key assumptions are noted below.
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $1.76 million as at September 30, 2019. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $1.71 million. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $119,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $104,000 as at September 30, 2019.

•	Fair value of stock options
Determining the fair value of stock options on the grant date requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumptions used by management is the stock price volatility.
If the stock price volatility was higher by a factor of 10% on the option grant dates for the three and nine months ended September 30, 2019, this would have increased annual stock compensation expense by approximately $23,000 and $266,000 respectively. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased stock compensation expense by approximately $23,000 and $274,000 respectively.
We used the Black-Scholes option pricing model to estimate the fair value of options granted.
We consider historical volatility of our Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
Critical judgments in applying Aurinia's accounting policies

•	Revenue recognition
Our assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. We also use judgment in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of our ongoing development programs. Management also considers the carrying amount of our net assets in relation to our market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at September 30, 2019, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for Common Shares and therefore the classification is not relevant.

RECENT CHANGE IN ACCOUNTING STANDARDS
New Accounting Standard Adopted in 2019

IFRS 16— Leases
We adopted IFRS 16 —Leases ("IFRS 16") with the date of initial application of January 1, 2019 using the modified retrospective. In accordance with the transitional provisions in IFRS 16 comparative figures have not been restated, rather the reclassifications and adjustments arising from the adoption of this standard are recognized in the opening Statement of Financial Position on January 1, 2019. The impact of adoption of IFRS 16 is disclosed in Note 13 to the unaudited interim condensed consolidated financial statements for the third quarter ended September 30, 2019.
The following policies are applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in our December 31, 2018 annual audited consolidated financial statements.

Policy applicable from January 1, 2019:
At inception of a contract, we assess whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
We assess whether:

•	the contract involves the use of an explicitly or implicitly identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

•	the Company has the right to direct the use of the asset.
We recognize a right-of-use asset and a lease liability at the commencement date of the lease, the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentive received, if any.
Unless we are reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.
At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by us.
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.
We present right-of-use assets in the property and equipment line and lease liabilities in the lease liability line on the interim condensed statement of financial position.
Short term leases and leases of low value assets
We have elected to use the practical expedient permitted by the standard and not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short term leases and leases of low value assets are recognized as an expense in the interim condensed statement of operations and comprehensive loss.
Critical Judgments in determining the lease term
In determining the lease term, management considers all facts and circumstances that create economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

RISKS AND UNCERTAINTIES
We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.
The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful and timely completion of our clinical program in LN, including positive results from our Phase 3 AURORA trial with results anticipated by the end of 2019;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•
our ability to raise future financial resources when required (future additional sources of capital could include payments from equity financings, debt financings, potential new licensing partners, and/or the monetization of our intangible assets).

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Capital management
Our objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund R&D activities, corporate, administration and business development expenses and working capital requirements. This objective has remained the same from that of the previous year.
Over the past two years, we have raised capital via a public offering, the exercise of warrants and stock options and draw-downs under our November 30, 2018 and September 13, 2019 ATM facilities, as our primary sources of liquidity.
As our policy is to retain cash to keep funds available to finance the activities required to advance our product development, we do not currently pay dividends.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Financial instruments and Risks
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities.
We invest our cash reserves in US dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury notes, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, as all of our funds were held in cash or cash equivalents.
Financial risk factors
Our activities can expose us to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board. Management identifies and evaluates the financial risks. Our overall risk management program seeks to minimize adverse effects on our financial performance.
Liquidity risk
Liquidity risk is the risk we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through the management of our capital structure and financial leverage, as discussed above in Capital Management. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board reviews and approves our budget, as well as any material transactions out of the ordinary course of business. We invest our cash equivalents in US denominated term deposits, treasury notes and bankers acceptances with 30 to 90-day maturities to ensure our liquidity needs are met.
All of our account payable and accrued liabilities are due within one year except for the contingent consideration, as described in note 4 to the unaudited interim condensed consolidated financial statements for the third quarter ended September 30, 2019, the derivative warrant liability, as described in note 5 to the unaudited interim condensed consolidated financial statements for the third quarter ended September 30, 2019, and the lease liability as described in note 12 to the unaudited interim consolidated financial statements for the third quarter ended September 30, 2019.
Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose us to cash flow interest rate risk. Our cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of bank or government bonds with a maturity of two years or less. Accounts receivable, accounts payable and accrued liabilities bear no interest.
We manage our interest rate risk by maintaining the liquidity necessary to conduct operations on a day-to-day basis. Our exposure to interest rate risk as at September 30, 2019 was considered minimal as the majority of our financial resources were held as cash and cash equivalents.
Credit risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents which are held at three major Canadian banks. We regularly monitor the credit risk exposure and take steps to mitigate the likelihood of these exposures resulting in expected loss.
Foreign currency risk
We are exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results.

The following table presents our exposure to the Canadian dollar:

		(in thousands)
	September 30, 2019 $	September 30, 2018 $
Cash and cash equivalents	155	200
Accounts receivable	89	362
Accounts payable and accrued liabilities	(1,669)	(1,381)
Net exposure	(1,425)	(819)

	Reporting date rate
	September 30, 2019 $	September 30, 2018 $
CA$ – US$	0.755	0.773
Based on our foreign currency exposure noted above, varying the foreign exchange rates to reflect a 10% strengthening of the CA$ would have increased the net loss by $142,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Intellectual Property
Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business. We are pursuing certain avenues to expand the voclosporin intellectual property portfolio, including a use patent strategy (which involves potential development of use patents driven by AURA Phase 2b data) and a potential manufacturing patent and trade secret strategy.
The Company has an extensive granted patent portfolio covering voclosporin, including granted United States patents, for composition of matter, methods of use, formulations and synthesis. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States (Patent Term Extension) and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable patent extension laws in other countries (including the Supplementary Protection Certificate program in Europe). Opportunities may also be available to add an additional six months of exclusivity related to pediatric studies which are currently in the planning process. In addition to patent rights, we also expect to receive "new chemical entity" exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe.
Further, pursuant to the Notice of Allowance from the USPTO for claims directed at our novel voclosporin dosing protocol for LN as more fully discussed in the Clinical and Corporate Developments in 2019 section of this MD&A, after administrative processes were completed and fees were paid, on May 14, 2019 Aurinia was granted US Patent No. 10,286,036 with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol, the issuance of this patent will expand the scope of intellectual property protection for voclosporin, which already includes robust manufacturing, formulation, synthesis and composition of matter patents. We have also filed for protection of this subject matter under the PCT and have the option of applying for similar protection in the member countries thereof. This may lead to the granting of corresponding claims in the treaty countries which include all the major global pharmaceutical markets.
We are also continuing to work on developing potential further intellectual property protection based on our AURA data.
We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3SBio, Inc. This license is royalty bearing and we will also supply finished product to 3SBio on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.
We have patent protection for VOS as we own three granted United States patents, including U.S. Patent No. 10,265,375 granted in 2019, with claims directed to pharmaceutical compositions comprising a calcineurin inhibitor or mTOR inhibitor, as well as methods for treating ocular disease using such compositions and 14 patents in other jurisdictions related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin. We also have one granted United States patent and 10 patents in other jurisdictions related to topical drug delivery system for ophthalmic use. These patents expire between 2028 and 2031.

CONTINGENCIES
We may, from time to time, be subject to claims and legal proceedings brought against us or initiate such in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.
We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we do maintain liability insurance to limit our exposure.
We have entered into an agreement dated February 14, 2014 whereby we are required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should we sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then we would be required to pay 0.3% of the value attributable to voclosporin in the transaction.
We are required to pay the third party originator of the VOS formulation a 2% royalty on net sales of VOS.
We have entered into various license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying unaudited interim condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Aurinia's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's
ICFR.

DC&P form a broader framework designed to provide reasonable assurance the information required to be disclosed by Aurinia in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by Aurinia in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide ICFR and disclosure. We maintain DC&P that are designed to provide reasonable assurance that information, which is required to be disclosed in our annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, Aurinia acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

There have been no significant changes to our disclosure controls nor to our internal controls over financial reporting for the third quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

UPDATED SHARE INFORMATION
As at November 12, 2019, the following class of shares and equity securities potentially convertible into Common Shares were outstanding:

(in thousands)
Common Shares	94,326
Convertible equity securities
Derivative liability warrants	3,523
Stock options	10,600
Subsequent to September 30, 2019, the Company issued 41,000 Common Shares upon the exercise of 41,000 stock options for proceeds of $126,000. The Company also granted 315,000 stock options to new employees at a weighted average exercise price of $4.75 (CA $6.21) and 21,250 stock options were forfeited.

SUPPLEMENTAL INFORMATION
Quarterly Information
(expressed in thousands except per share data)
Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2019			2018				2017
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Revenues	230	29	30	29	375	29	30	30
Expenses:
R&D	17,791	11,152	10,631	10,839	11,152	10,504	8,887	8,691
Corporate, administration and business development	6,061	4,946	3,901	3,498	2,923	3,462	3,791	3,118
Amortization of tangible and intangible assets	389	385	383	355	408	403	399	361
Other expenses	—	720	—	—	—	—	—	—
Total expenses	24,241	17,203	14,915	14,692	14,483	14,369	13,077	12,170
Interest income	636	787	800	671	691	632	240	147
Finance costs	(149)	(123)	(55)	65	(128)	(66)	(40)	(343)
Net loss before change in estimated fair value of derivative warrant liabilities and income tax expense	(23,524)	(16,510)	(14,140)	(13,927)	(13,545)	(13,774)	(12,847)	(12,336)
Change in estimated fair value of derivative warrant liabilities	4,512	625	1,725	(593)	(4,797)	(1,933)	(2,631)	9,004
Income tax expense	(25)	(16)	(13)	(73)	—	—	—	—
Net loss for the period	(19,037)	(15,901)	(12,428)	(14,593)	(18,342)	(15,707)	(15,478)	(3,332)
Per Common Share ($)
Net loss per Common Share - basic and diluted	(0.21)	(0.17)	(0.14)	(0.17)	(0.21)	(0.19)	(0.18)	(0.04)
Common Shares outstanding	94,285	91,793	91,646	85,500	85,323	85,321	84,052	84,052
Weighted average number of Common Shares outstanding	92,169	91,768	90,146	85,384	85,321	84,350	84,052	84,038

Summary of Quarterly Results
The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of R&D costs associated with the clinical development program, timing and amount of stock compensation expense, and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.
The increase in the R&D expense for the three months ended September 30, 2019 primarily reflected the cost of manufacturing active drug substance batches which will be primarily used for future commercial use upon marketing approval.
Corporate, administration and business development expenses included non-cash stock-based compensation expense of $1.43 million for the three months ended September 30, 2019 compared to $1.21 million for the three months ended June 30, 2019, $742,000 for the three months ended March 31, 2019, $686,000 for the three months ended December 31, 2018, $887,000 for the three months ended September 30, 2018, $1.26 million for the three months ended June 30, 2018, $1.33 million for the three months ended March 31, 2018, and $656,000 for the three months ended December 31, 2017.
Other expenses for the three months ended June 30, 2019 represented costs associated with the successful defense of a proxy contest for our June 26, 2019 Annual General Meeting.
We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our Common Shares. An increase in the market price of our Common Shares results in a loss on revaluation while a decrease results in a gain on revaluation.
The change in the estimated fair value of the derivative warrant liabilities for the three months ended September 30, 2019 of $4.51 million reflected a decrease in our share price to $5.34 per Common Share at September 30, 2019 compared to $6.58 per Common Share at June 30, 2019 and a reduction in the annualized volatility to 33% at September 30, 2019 from 40% at June 30, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2019 of $625,000 reflected a decrease in the annualized volatility from 53% at March 31, 2018 to 40% at June 30, 2019, offset to a lesser degree by an increase in our share price to $6.58 per share at June 30, 2019 compared to $6.50 at March 31, 2019. The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2019 of $1.73 million reflected a decrease in our share price to $6.50 per Common Share at March 31, 2019 compared to $6.82 per share at December 31, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2018 of $593,000 reflected an increase in our Common Share price to $6.82 per share at December 31, 2018 compared to $6.64 per Common Share at September 30, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended September 30, 2018 of $4.80 million primarily reflected an increase in our share price to $6.64 per Common Share at September 30, 2018 compared to $5.63 per Common Share at June 30, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2018 of $1.93 million primarily reflected an increase in our Common Share price to $5.63 per Common Share at June 30, 2018 compared to $5.19 per Common Share at March 31, 2018. The change in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2018 of $2.63 million primarily reflected an increase in our Common Share price to $5.19 per share at March 31, 2018 compared to $4.53 per Common Share at December 31, 2017. The change in the estimated fair value of the derivative warrant liabilities for the three months ended December 31, 2017 of $9.01 million primarily reflected a decrease in our Common Share price to $4.53 per Common Share at December 31, 2017 compared to $6.27 per Common Share at September 30, 2017.

Aurinia Pharmaceuticals Inc.
1203 - 4464 Markham Street
Victoria, BC V8Z 7X8
www.auriniapharma.com